Guardion Health Sciences, Inc.

15150 Avenue of Science, Suite 200

San Diego, California 92128

September 23, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Guardion Health Sciences, Inc.
Registration Statement on Form S-3
File No. 333-248895

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Guardion Health Sciences, Inc. respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Daylight Time, on Thursday, September 24, 2020, or as soon thereafter as possible.

Please notify David Sunkin of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (213) 617-4252 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

GUARDION HEALTH SCIENCES, INC.

By:	/s/ David Evans
Name:	David Evans
Title:	Interim Chief Executive Officer